The share exchange described in this press release involves securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

April 25, 2016

Company name:	The Joyo Bank, Ltd.
Representative:	Kazuyoshi Terakado
President
(Code number: 8333 First Section, Tokyo Stock Exchange)

Company name:	Ashikaga Holdings Co., Ltd.
Representative:	Masanao Matsushita
President and Chief Executive Officer
(Code number: 7167 First Section, Tokyo Stock Exchange)

Notice Regarding Definitive Agreement Concerning the Business Integration of
The Joyo Bank, Ltd. and Ashikaga Holdings Co., Ltd. through a Share Exchange

The Joyo Bank, Ltd. (President: Kazuyoshi Terakado) (“Joyo”) and Ashikaga Holdings Co., Ltd. (President: Masanao Matsushita) (“Ashikaga HD”) (together, the “Companies”), in accordance with the Basic Agreement agreed upon between Joyo and Ashikaga HD on November 2, 2015, resolved at their respective meetings of the board of directors held today to consummate the business integration (the “Business Integration”) through a share exchange subject to obtaining the approval of shareholders of the Companies and regulatory approvals and entered into a share exchange agreement (the “Share Exchange Agreement”) today.  At the same time, Joyo, Ashikaga HD and The Ashikaga Bank, Ltd. (“Ashikaga Bank”) entered into a business integration agreement and therefore announce each as follows:

Description

1.	Purpose of the Business Integration

As described in “Notice Regarding the Basic Agreement Concerning a Business Integration through a Share Exchange of The Joyo Bank, Ltd. and Ashikaga Holdings Co., Ltd.” released on November 2, 2015, the new financial group that will be established will aim to maintain and promote the relationships with customers and deep understanding of local communities that Joyo and Ashikaga Bank (together, the “Banks”) have built over the years, as well as to realize the advancement of comprehensive financial services and operational efficiencies by taking advantage of a wide area network and other connections formed through the Business Integration.

Through this, the Banks will be able to provide more convenient, high-quality comprehensive financial services that can only be achieved through the integration of leading regional banks.

The Banks will aim to become a group that is highly valued by each stakeholder by achieving sustained growth as a driving force of regional development and revitalization and improvement of corporate value in response to the expectations of shareholders and markets, as well as expansion of the opportunities for officers and employees and enhance their pride in and enjoyment of their duties.  Furthermore, the Banks will aim to become a financial group that is open to other regional financial institutions who share their corporate ideal.

2.	Outline of the Business Integration

(1)	Form of the Business Integration

The Business Integration will be carried out by the holding company method.  In order to complete the business integration quickly, the Companies plan to utilize Ashikaga HD, which already has a holding company structure, as the holding company of the new financial group.

Specifically, subject to obtaining the approval of shareholders of the Companies for matters necessary for the Business Integration and obtaining regulatory approvals required for the Business Integration, Joyo plans to carry out the Share Exchange with Ashikaga HD and Ashikaga HD plans to change its company name to Mebuki Financial Group, Inc. (“Mebuki FG”).

(2)	Schedule of the Share Exchange

November 2, 2015	Execution of the Basic Agreement
March 31, 2016	Record date for the general shareholders meetings of the Companies
April 25, 2016 (today)	Resolution of the board of directors of the Companies
Execution of the Share Exchange Agreement and the business integration agreement
June 28, 2016 (planned)	General shareholders meetings of the Companies
September 27, 2016 (planned)	Last trading day of the shares of Joyo
September 28, 2016 (planned)	Date of delisting of Joyo shares
October 1, 2016 (planned)	Effective date of the Share Exchange

(Note) The above schedule may be changed upon consultation between the Companies where necessary in the course of moving towards the Share Exchange or for other reasons.

(3)	Contents of allotment in the Share Exchange (Share Exchange Ratio)
	Joyo	Mebuki FG (currently Ashikaga HD)
Share Exchange Ratio	1.170	1

(Note 1)	Details of allotment in the Share Exchange

Joyo shareholders will receive 1.170 shares of Mebuki FG (currently Ashikaga HD; hereinafter the same) common stock for each share of Joyo common stock.

If the number of Mebuki FG shares that Joyo shareholders will receive through the Share Exchange includes a fraction of less than one share, the relevant shareholder will be paid a cash amount corresponding to such fractional share pursuant to Article 234 of the Companies Act of Japan (“Companies Act”) and other relevant laws and regulations.

The above share exchange ratio may be adjusted upon consultation between the Companies in the event that matters that cause material effect on the share exchange ratio are found to exist.

(Note 2)	Number of newly issued Mebuki FG shares to be delivered through the Share Exchange (Planned)

Common stock: 845,757,355 shares

The above number has been calculated based on the total number of issued and outstanding shares of Joyo (766,231,875 shares) as of December 31, 2015.  However, Joyo plans to cancel all of its treasury shares immediately before the Share Exchange takes effect (the “Record Date”).  Accordingly, treasury shares held by Joyo (43,362,340 shares) as of December 31, 2015 have not been included in calculating the above number.

The number of newly issued Mebuki FG shares to be delivered through the Share Exchange may change if the number of Joyo’s treasury shares as of December 31, 2015 changes before the Record Date due to reasons such as exercise of the right to request purchase of shares by Joyo shareholders.

(Note 3)	Handling of shares constituting less than one unit

When the Business Integration is consummated, Joyo’s shareholders who receive shares constituting less than one unit (100 shares) of Mebuki FG (“Shares Constituting Less than One Unit”) may not sell Shares Constituting Less than One Unit on the Tokyo Stock Exchange or any other financial instruments exchange market.  Shareholders who receive Shares Constituting Less than One Unit may request Mebuki FG to purchase their Shares Constituting Less than One Unit pursuant to Article 192, paragraph (1) of the Companies Act or will be able to request Mebuki FG to sell the number of shares needed, together with the number of Shares Constituting Less than One Unit held by such shareholder, to constitute one unit pursuant to Article 194, paragraph (1) of the Companies Act and the Articles of Incorporation, except in the case where Mebuki FG does not possess enough shares requested to be sold.

(Note 4)	Basis for the share exchange ratio

There is no change to the basis and reasons for the share exchange ratio, matters related to the calculation, expected delisting and reasons for the delisting, measures to ensure fairness and measures to avoid conflicts of interest from those described in “Notice Regarding the Basic Agreement Concerning a Business Integration through a Share Exchange of The Joyo Bank, Ltd. and Ashikaga Holdings Co., Ltd.” dated November 2, 2015.  In addition, the Companies have taken into account factors such as the financial position, assets, future prospects and movement of share price of each party since November 2, 2015 and comprehensively and mutually confirmed that there is currently no need to change the share exchange ratio agreed upon in the Basic Agreement dated November 2, 2015.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights

In connection with the Share Exchange, Mebuki FG will deliver to the holders of stock acquisition rights (including stock acquisition rights attached to bonds) issued by Joyo outstanding as of the Record Date stock acquisition rights of Mebuki FG based on the terms of stock acquisition rights and the share exchange ratio.

Mebuki FG will succeed to liabilities of bonds with stock acquisition rights issued by Joyo and Joyo will guarantee such liabilities.

3.	Profile of the Companies

(1)	Company Profile (as of December 31, 2015)

Name	The Joyo Bank, Ltd.		Ashikaga Holdings Co., Ltd.
Location	5-5, Minamimachi 2-chome, Mito, Ibaraki		1-25, Sakura 4-chome, Utsunomiya, Tochigi
Representative	Kazuyoshi Terakado, President		Masanao Matsushita, President and Chief Executive Officer
Businesses	Banking business		Bank holding company
Capital	85,113 million yen		117,495 million yen
Date Established	July 30, 1935		April 1, 2008
Number of Shares Issued and Outstanding	766,231 thousand shares		333,250 thousand shares
Fiscal Year End	March 31		March 31
Total Assets (consolidated)	9,182,730 million yen		6,219,821 million yen
Net Assets (consolidated)	608,065 million yen		295,229 million yen
Deposits (non-consolidated)	7,920.1 billion yen		(Ashikaga Bank only) 5,143.4 billion yen
Loans and Bills Discounted (non-consolidated)	5,870.7 billion yen		(Ashikaga Bank only) 4,226.2 billion yen
Number of Employees (consolidated)	3,773		2,946
Number of Branches (including sub-branches)	179 branches		(Ashikaga Bank only) 153 branches
Major Shareholders and Shareholding Ratio (as of September 30, 2015)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.78%	Nomura Financial Partners, Inc.	36.87%
	Nippon Life Insurance Company	3.28%	ORIX Corporation	12.00%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.02%	Sompo Japan Nipponkoa Insurance Inc.	5.70%
	Sompo Japan Nipponkoa Insurance Inc.	3.02%	Mitsui Sumitomo Insurance Company, Limited	4.50%
	STATE STREET BANK AND TRUST COMPANY 505223	2.70%	NORTHERN TRUST CO. (AVFC) RE 15PCT TREATY ACCOUNT	3.04%
Relationship between Companies
Capital	Joyo holds 1,290 thousand shares of common stock of Ashikaga HD
Personnel	None
Transaction	None, other than ordinary interbank transactions
Status as a related party	None

(2)	Results of Operations and Financial Conditions for the Most Recent Three Years
(Unit: millions of yen)
	The Joyo Bank, Ltd.			Ashikaga Holdings Co., Ltd.
Fiscal year	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015
Net assets (consolidated)	506,649	516,971	601,840	279,343	241,135	287,121
Total assets (consolidated)	8,268,033	8,536,571	9,065,458	5,434,144	5,612,355	5,864,239
Net assets per share (yen) (consolidated)	671.35	689.21	830.50	735.82	723.58	861.58
Ordinary income (consolidated)	150,451	159,179	156,118	98,389	108,069	96,723
Ordinary profit (consolidated)	35,953	41,320	45,730	18,697	28,271	21,064
Net income (consolidated)	22,726	25,042	28,680	15,405	24,314	17,076
Net income per share (yen) (consolidated)	30.06	33.52	39.48	36.05	69.85	51.24
Dividend per share (yen)	Common stock 8.50	Common stock 9.00	Common stock 10.00	1st class preferred stock 189,000 2nd class preferred stock 189,000	Common stock 4.00	Common stock 9.00

4.	Conditions after the Business Integration
(1)	Profile of Mebuki FG (planned)
Name	Mebuki Financial Group, Inc.
Location of headquarters	7-2, Yaesu 2-chome, Chuo-ku, Tokyo
(Note)	The head office functions of Mebuki Financial Group, Inc. will comprise its full-time officers and employees as well as concurrent officers and employees of Joyo or Ashikaga Bank, and will be located in Mito, Ibaraki and Utsunomiya, Tochigi.
In addition, there is no change to the location of the head office of Joyo (Mito City, Ibaraki Prefecture) and the head office of Ashikaga Bank (Utsunomiya City, Tochigi Prefecture).

Representatives and directors expected to assume office	Representative Director and President	Kazuyoshi Terakado	(currently, President of Joyo)
	Representative Director and Executive Vice President	Masanao Matsushita	(currently, Director, President and CEO of Ashikaga HD and Director, President and CEO of Ashikaga Bank)
	Director	Eiji Murashima	(currently, Managing Director of Joyo)
	Director	Kiyoshi Kato	(currently, Executive Officer of Ashikaga Bank)
	Director	Ritsuo Sasajima	(currently, Managing Director of Joyo)
	Director	Kazuyuki Shimizu	(currently, Executive Officer and General Manager of Corporate Planning Department of Ashikaga HD and Managing Executive Officer of Ashikaga Bank)

	Director	Hidebumi Nishino	(currently, Managing Executive Officer of Joyo)
	Director (Audit and Supervisory Committee Member)	Yoshiaki Terakado	(currently, Corporate Auditor of Joyo)
	Director (Audit and Supervisory Committee Member)	Kunihiro Ono	(currently, Director of Ashikaga HD and Director of Ashikaga Bank)
	Director (Audit and Supervisory Committee Member)	Ryuzaburo Kikuchi	(currently, Outside Director of Joyo)
	Director (Audit and Supervisory Committee Member)	Toru Nagasawa	(currently, a representative lawyer of Nagasawa Law Offices)
	Director (Audit and Supervisory Committee Member)	Takashi Shimizu	(currently, a professor of Graduate School of Accountancy, Waseda University)
(Note)
Ryuzaburo Kikuchi, Toru Nagasawa and Takashi Shimizu, each as a Director (Audit and Supervisory Committee Member), are Directors who are Outside Directors as defined in Article 2, item (xv) of the Companies Act.

Nature of business	Management and operation of banks and other companies that the Company may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto.
Capital	117,495 million yen
Fiscal year end	March 31
Net assets	To be determined. (Details have not been determined at present.)
Total assets	To be determined. (Details have not been determined at present.)
Stock exchange	Tokyo Stock Exchange
Accounting auditor	Deloitte Touche Tohmatsu LLC
Administrator of shareholder registry	Mitsubishi UFJ Trust and Banking Corporation

(2)	Management Philosophy of the New Financial Group

Under the management philosophy “The New Financial Group will provide high-quality comprehensive financial services to continue creating a prosperous future with local communities,” the new financial group will develop and grow with local communities by providing comprehensive financial services based on the business infrastructure consisting of solid relationship built on trust with local communities.

Furthermore, by making the following four ideas a growth driver, the new financial group will bring its ingenuity together to endeavor to resolve challenges of local communities and contribute to sustainable growth by providing high-quality comprehensive financial services to create a prosperous future.

(i)
The new financial group will contribute to expansion of local economy through acceleration and expansion of commercial and information flow and corporate interaction by utilizing the Group’s wide-area network and comprehensive financial services.

(ii)	The new financial group will engage in development and provision of advanced financial services by utilizing IT and working with companies in other industries.
(iii)	The new financial group will build a solid revenue base by streamlining operations and strategically reallocating business resources.
(iv)
The new financial group will train professional human resources for comprehensive financial services who can respond to diverse and sophisticated financial needs and are familiar with local circumstances.

(3)	Management Strategy of the New Financial Group

Concrete strategy to be implemented by the new financial group is as below.

(i)	Consolidation of ingenuity for regional revitalization

By utilizing primary sales bases and networks which will expand through the business integration, the new financial group will jointly implement activities toward the development of local resources and technologies that have yet to fully achieve their full potential and a wide range of support measures based on industrial characteristics of the primary sales bases in order to realize regional revitalization through sharing and accumulating resources of the Banks.

The new financial group will make efforts to foster industries from a wide perspective while evaluating technical capabilities and profitability of companies appropriately and multilaterally by mutually utilizing technical coordinators. In addition, it will support development of a tourist golden route, promotion of settlement and regional development aiming at increasing the number of tourists and visitors in collaboration with local tourism industry.

The Banks will provide “wide-area collaboration support” utilizing the network in the Tokyo metropolitan area as well as local networks.  The Banks will particularly focus on “promoting utilization of a wide-area network,” “developing industries/creating new businesses,” “supporting regional branding” and “collaborating with local government” to develop local resources and technologies with concerted efforts of the entire group.

(ii)	Expansion of comprehensive financial services

The Banks will organically combine the Group functions of the new financial group such as banking, leasing, securities, IT and think tank functions to “expand scale and scope” and “improve quality”, and provide one-stop services with higher added value that can respond to diversifying customer needs.  Moreover, while keeping an eye on the developments of deregulation and other changes, the new financial group will make efforts to achieve further synergy by sharing securities investment knowhow and considering integrated operations.

For corporate services, the Banks will develop and provide advanced financial services by utilizing IT and working with companies in other industries in response to various needs that will arise at each stage of startup, development, maturity and succession of businesses, in addition to strengthening the group’s capabilities to address issues, expansion of areas in which leasing services are provided, mutual utilization of security services through joint arrangement among the Banks.  Moreover, the Banks will enhance the group’s consulting services to support customers in increasing their sales volume and profits.

For retail services, in addition to enhancement of loan product lineup through joint development, the Banks will provide diverse and highly convenient products and services, such as expansion of the network for regional special benefit service of credit cards.  Moreover, the Banks will work toward more sophisticated life plan consulting and provision of one-stop services in which they will support appropriate asset building and succession according to each stage of life.

(iii)	Expansion of area and channels

The entire group will generate business resources through the Business Integration and reallocate them to investment in contribution to the local economy, increased convenience for customers and growth.

Specifically, the new financial group will expand their sales network by opening new branches with the aim of increasing economic interaction zone, increasing the number of bases for leasing or securities services, and mutually utilizing overseas networks.  Furthermore, the new financial group will strengthen its direct channels by utilizing enhanced marketing functions based on a wealth of data, such as Event Based Marketing, which will be shared through the Business Integration and strengthen non-face-to-face channels, such as the Internet and ATMs, so it can provide timely information and financial services to more customers.

(iv)	Operational reform

The new financial group will improve customer services, as well as achieve cost reduction, by unifying and integrating administration and systems.

The new financial group will put together and integrate various existing systems and infrastructures, and at the same time, it will invest in systems related to new or growing business areas such as FinTech in order to achieve improved customer service.  Moreover, while unifying and integrating operations concentrated in the head office and logistics operations, the new financial group will increase customer satisfaction through further streamlining of administrative affairs and provision of high-quality services by sharing the Banks’ Business Process Re-engineering knowhow.

(v)	Building of the new financial group’s management structure

The new financial group will build an appropriate management structure in light of the size and characteristics of the Banks, as well as develop more sophisticated credit risk management system toward strengthening of risk taking abilities underpinning the fulfillment of smooth financial intermediary functions.  Furthermore, it will build an appropriate internal audit system and other frameworks to contribute to the sound operation and effective achievement of management objectives.

(4)	Corporate Governance and Management Structure

Mebuki FG, which is a company with audit and supervisory committee, will appoint multiple outside directors to secure a transparent and fair decision-making function and an audit and supervisory function.  At the same time, Mebuki FG will delegate numerous operational decision-making authorities to directors.  By doing so, Mebuki FG will realize prompt and decisive decision-making and business execution.  The board of directors will be structured by well-balanced members as a whole who have expertise, knowledge, experience, ability or understanding of regional circumstances so that synergy can be achieved promptly and fully by taking advantage of scale, while each of the members shares one’s knowledge and knowhow with the entire new financial group and respond to changes to surrounding environment appropriately, based on the relationships with customers and deep understanding of local communities that the Banks have built over the years.

The Banks, which are to implement important strategies of the new financial group, will also appoint multiple outside directors who have expertise and thorough understanding of regional circumstances.  Moreover, the Corporate Governance Committee, which mainly comprise outside directors of Mebuki FG and the Banks, will be established as an advisory organ for the board of directors of Mebuki FG.  Such committee will appoint director candidates, deliberate directors’ compensation and evaluate the group governance, thereby allowing Mebuki FG to enhance corporate governance efficiency.  Mebuki FG will also have Executive Sessions of only outside directors to allow outside directors to exchange information and share an understanding with each other so that Mebuki FG may actively incorporate diverse opinions.

Mebuki FG will have Corporate Planning Department, Corporate Management Department and Audit Department and will make efforts toward sustainable growth and long and medium-term improvement of corporate value of the entire group through activities such as group strategy planning, strategic allocation of management resources, well-suited risk management and internal audit, by appropriately dividing responsibilities and in collaboration among such departments.  Mebuki FG will have Regional Revitalization Department, which will play a leading role in intragroup collaboration for regional revitalization and stimulation of local economy and make efforts toward regional revitalization of wide areas by bringing together the ingenuity of the new financial group and local communities.

(5)	Reorganization in the future

Following the Business Integration, the Companies will consider taking measures to rationalize and streamline the management of the new group and to strengthen its sales capability, including reorganization of operating subsidiaries under the control of Joyo and Ashikaga Bank, in order to achieve the benefits of integration.

[Reference] Summary of the New Group

The Business Integration will create a new financial group ranking among the top regional banks in Japan that operates in the Northern Kanto region with 332 branches, about 13 trillion yen in deposit balance, about 10 trillion yen in loans and about 4 trillion yen in securities.

(As of December 31, 2015)
	The Joyo Bank, Ltd.	Ashikaga Holdings Co., Ltd.	Total
Total assets (consolidated)	9,182.7 billion yen	6,219.8 billion yen	15,402.5 billion yen
Net assets (consolidated)	608.0 billion yen	295.2 billion yen	903.2 billion yen
Deposits (non-consolidated)	7,920.1 billion yen	5,143.4 billion yen	13,063.6 billion yen
Loans and bills discounted (non-consolidated)	5,870.7 billion yen	4,226.2 billion yen	10,097.0 billion yen
Securities portfolio (non-consolidated)	2,809.5 billion yen	1,265.8 billion yen	4,075.3 billion yen
Number of employees (consolidated)	3,773	2,946	6,719
Number of branches (including sub-branches)	179 branches	153 branches	332 branches

5.	Outline of accounting process

The Share Exchange is reverse acquisition under the Accounting Standard for Business Combinations and it is expected that the purchase method will apply to the transaction, under which Joyo is an acquiring company and Ashikaga HD is an acquired company.  The amount of goodwill (or negative goodwill) which is expected to be incurred as a result of the Share Exchange has yet to be determined and will be announced as soon as it is determined.

6.	Forecast

The forecast for Mebuki FG’s operating results, as well as other forecasts, are being prepared and will be announced once they are determined.

7.	Other

The Business Integration is subject to obtaining the approval of shareholders of the Companies for matters necessary for the Business Integration and obtaining regulatory approvals required for the Business Integration.

End

(Reference)     Consolidated earnings forecast for the current period (announced on February 1, 2016) and consolidated results for the preceding fiscal year of Joyo
(Unit: millions of yen)
Joyo	Consolidated ordinary profit	Consolidated profit	Consolidated net income per share (yen)
Earnings forecast for current fiscal year (ending March 31, 2016)	46,500	31,000	42.88
Results for previous fiscal year (ended March 31, 2015)	45,730	28,680	39.48

(Reference)     Consolidated earnings forecast for the current period (announced on February 2, 2016) and consolidated results for the preceding fiscal year of Ashikaga HD
(Unit: millions of yen)
Ashikaga HD	Consolidated ordinary profit	Consolidated profit	Consolidated net income per share (yen)
Earnings forecast for current fiscal year (ending March 31, 2016)	28,000	21,000	63.01
Results for previous fiscal year (ended March 31, 2015)	21,064	17,076	51.24

<Contacts for inquiries regarding this notice>

Joyo
Sasaki and Mimura, Corporate Planning Division, Publicity Office
Tel: 029-300-2605

Ashikaga HD
Ebihara and Yagi, Corporate Planning Department, Public Relations and IR Group
Tel: 028-626-0401